June 28, 2007

Via U.S. Mail and Facsimile (011-44-207-488-8034)

Patrick Regan
Group Chief Financial Officer
Willis Group Holdings Limited
c/o Willis Group Limited
Ten Trinity Square, London EC3P 3AX, England

	Re:	Willis Group Holdings Limited
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 2, 2006
		Response Letters dated March 28, 2007 and May 30, 2007
		File No. 1-16503

Dear Mr. Regan:

      We have reviewed your response letter dated May 30, 2007 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You state in your response letter dated May 30, 2007 that your non-US subsidiaries have provided services to clients from countries including Syria with insurable interests in Iran or cargo being transported to Iran. Syria is identified by the U.S. as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please provide us with the same type of information regarding your contacts with Syria as we requested in comments 1 and
2 of our letter dated February 21, 2007 regarding your contacts with
Iran and Sudan. Include a description of the business(es) conducted by your client(s) in Syria and the services you provide to your clients in Syria.


* * * * *


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Jeffrey Riedler
		Assistant Director
	Division of Corporation Finance




Patrick Regan
Willis Group Holdings Limited
June 28, 2007
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